Exhibit 99.19

Glass House Brands Provides Update on Proposed Strategic Investment

SANTA BARBARA, Calif. and TORONTO, July 2, 2021 /CNW/ - Glass House Brands Inc. ("Glass House" or the "Company")(NEO: GLAS.A.U), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced that its previously announced conditional agreement to accept a $50 million strategic investment (the "Strategic Investment") from TPCO Holding Corp. ("The Parent Company") has been terminated by mutual agreement of the parties effective today and the Strategic Investment will not be completed at this time. Glass House will consider future partnership opportunities with The Parent Company after the purchase and retrofit of the 5.5 m square foot greenhouse cultivation facility located in Ventura County, California (the "Camarillo Greenhouse Facility").

Glass House does not expect the termination of the Strategic Investment to affect current purchase and development plans for the Camarillo Greenhouse Facility, its acquisition of seventeen retail licenses, or the pre-transfer construction currently occurring with respect to four of those retail locations, or its ongoing land use permitting with respect to recently won licenses in Isla Vista and Santa Ynez, California.

Glass House expects to complete the purchase of the Camarillo Greenhouse facility this quarter and is currently negotiating with several banks and other lenders for property secured financing, the majority of which is expected to be used for the retrofit.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

c View original content: http://www.newswire.ca/en/releases/archive/July2021/02/c3397.html

%SEDAR: 00047489E

For further information: Media Contact, MATTIO Communications, glasshouse@mattio.com; Investor Relations Contact: MATTIO Communications, T: (416) 992-4539, Email: ir@mattio.com

CO: Glass House Brands Inc.

CNW 08:00e 02-JUL-21